SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02037197

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Progress Energy, Inc.	0001094093
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

RECD S.E.C.
MAY 22 2002
1086

Registration Statement on Form U5S - Exhibit E (Independent Auditor's Consent) Exhibit F (Consolidating Financial Statements) and Exhibit I (Financial Statements Relating to EWGs) under Item 10 (for Fiscal Year 2001: January 1, 2001 to December 31, 2001)	File No: ~~001-15929~~ 30-352
Electronic Report, Schedule or Registration Statement of Which the Documents Are A Part (give period of report)	SEC File Number, if available

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, this 21st day of May, 2002.

Progress Energy, Inc.
(Registrant)

By: ....

Steven Carr
Associate General Counsel
Progress Energy Service Company, LLC

Exhibit E

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Progress Energy, Inc. Annual Report (Form U5S) to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2001, of our reports dated February 15, 2002, included in the Annual Reports on Form 10-K to the Securities and Exchange Commission of Progress Energy, Inc. and its subsidiaries, of Carolina Power & Light Company and its subsidiaries, of Florida Progress Corporation and its subsidiaries, and of Florida Power Corporation for the year ended December 31, 2001.

Deloitte & Touche LLP

Raleigh, North Carolina
May 21, 2002

EXHIBIT F-1

CONFIDENTIAL

Progress Energy, Inc. and Subsidiaries
Consolidating Income Statement
For the year ended December 31, 2001
(in thousands)

STATEMENTS OF INCOME	Carolina Power & Light Company	Florida Progress Corporation	North Carolina Natural Gas Corporation	Strategic Resource Solutions Corp.
Operating Revenues				
Electric	$ 3,343,720	$ 3,212,841	$ -	$ -
Natural Gas	-	-	321,385	-
Diversified businesses	16,441	1,378,278	44	56,461
Total Operating Revenues	3,360,161	4,591,119	321,429	56,461
Operating Expenses				
Fuel used in electric generation	647,263	912,735	-	-
Purchased power	353,551	514,527	-	-
Gas purchased for resale	-	-	243,451	-
Other operation and maintenance	701,703	487,144	41,420	-
Depreciation and amortization	521,910	452,972	23,104	-
Taxes other than on income	149,719	230,169	3,993	-
Diversified businesses	9,985	1,690,073	106	112,147
Total Operating Expenses	2,384,131	4,287,620	312,074	112,147
Operating Income	976,030	303,499	9,355	(55,686)
Other Income (Expense)				
Interest income	13,728	2,872	385	-
Impairment of investments	(156,712)	-	-	(7,471)
Other, net	(7,119)	(54,789)	2,646	910
Total Other Income (Expense)	(150,103)	(51,917)	3,031	(6,561)
Interest Charges				
Long-term debt	245,808	145,339	-	-
Other interest charges	11,333	35,718	7,637	-
Allowance for borrowed funds used during construction	(15,714)	(1,087)	(1,218)	-
Total Interest Charges, Net	241,427	179,970	6,419	-
Income before Income Taxes	584,500	71,612	5,967	(62,247)
Income Tax Expense (Benefit)	223,233	(172,719)	3,508	(9,359)
Net Income	$ 361,267	$ 244,331	$ 2,459	$ (52,888)

EXHIBIT F-1 (continued)

Progress Energy, Inc. and Subsidiaries
Consolidating Income Statement
For the year ended December 31, 2001
(in thousands)

STATEMENTS OF INCOME	Monroe Power Company	Progress Ventures, Inc.	Progress Energy Service Co., LLC	Total Subsidiaries
Operating Revenues				
Electric	$ -	$ -	$ -	$ 6,556,561
Natural Gas	-	-	-	321,385
Diversified businesses	15,662	142,024	296,103	1,905,013
Total Operating Revenues	15,662	142,024	296,103	8,782,959
Operating Expenses				
Fuel used in electric generation	-	-	-	1,559,998
Purchased power	-	-	-	868,078
Gas purchased for resale	-	-	-	243,451
Other operation and maintenance	-	-	280,184	1,510,451
Depreciation and amortization	-	-	2,490	1,000,476
Taxes other than on income	-	-	7,031	390,912
Diversified businesses	9,149	238,881	-	2,060,341
Total Operating Expenses	9,149	238,881	289,705	7,633,707
Operating Income	6,513	(96,857)	6,398	1,149,252
Other Income (Expense)				
Interest income	-	-	6,833	23,818
Impairment of investments	-	-	-	(164,183)
Other, net	280	234	(8,097)	(65,935)
Total Other Income (Expense)	280	234	(1,264)	(206,300)
Interest Charges				
Long-term debt	-	-	-	391,147
Other interest charges	-	-	2,826	57,514
Allowance for borrowed funds used during construction	-	-	-	(18,019)
Total Interest Charges, Net	-	-	2,826	430,642
Income before Income Taxes	6,793	(96,623)	2,308	512,310
Income Tax Expense (Benefit)	2,539	(169,873)	2,308	(120,363)
Net Income	$ 4,254	$ 73,250	$ -	$ 632,673

CONFIDENTIAL

Progress Energy, Inc. and Subsidiaries
Consolidating Income Statement
For the year ended December 31, 2001
(in thousands)

STATEMENTS OF INCOME	Progress Energy, Inc.	Eliminations/ Adjustments	Consolidated Progress Energy, Inc.
Operating Revenues			
Electric	$ -	$ -	$ 6,556,561
Natural Gas	-	-	321,385
Diversified businesses	-	(321,500)	1,583,513
Total Operating Revenues	-	(321,500)	8,461,459
Operating Expenses			
Fuel used in electric generation	-	-	1,559,998
Purchased power	-	-	868,078
Gas purchased for resale	-	-	243,451
Other operation and maintenance	12,547	(276,163)	1,246,835
Depreciation and amortization	88,798	904	1,090,178
Taxes other than on income	20	(7,108)	383,824
Diversified businesses	-	(235,021)	1,825,320
Total Operating Expenses	101,365	(517,388)	7,217,684
Operating Income	(101,365)	195,888	1,243,775
Other Income (Expense)			
Interest income	19,949	(21,561)	22,206
Impairment of investments	-	-	(164,183)
Other, net	774,837	(735,920)	(27,018)
Total Other Income (Expense)	794,786	(757,481)	(168,995)
Interest Charges			
Long-term debt	201,330	-	592,477
Other interest charges	63,722	(10,881)	110,355
Allowance for borrowed funds used during construction	-	-	(18,019)
Total Interest Charges, Net	265,052	(10,881)	684,813
Income before Income Taxes	428,369	(550,712)	389,967
Income Tax Expense (Benefit)	(108,019)	76,739	(151,643)
Net Income	$ 536,388	$ (627,451)	$ 541,610

EXHIBIT F-2

CONFIDENTIAL

Progress Energy, Inc. and Subsidiaries
Consolidating Balance Sheet
December 31, 2001
(in thousands)

	Carolina Power & Light Company	Florida Progress Corporation	North Carolina Natural Gas Corporation	Strategic Resource Solutions Corp.
ASSETS				
Utility Plant				
Electric utility plant in service	$ 12,024,292	$ 7,151,729	$ -	$ -
Gas utility plant in service			491,903	-
Accumulated depreciation	(5,952,207)	(3,984,308)	(159,897)	-
Utility plant in service, net	6,072,085	3,167,421	332,006	-
Held for future use	7,106	8,274	-	-
Construction work in progress	711,129	292,882	61,143	-
Nuclear fuel, net of amortization	200,332	62,537	-	-
Total Utility Plant, Net	6,990,652	3,531,114	393,149	-
Current Assets				
Cash and cash equivalents	21,250	5,201	711	10,728
Accounts receivable	485,935	441,969	94,080	10,015
Taxes receivable	17,542	14,761	-	-
Inventory	365,501	485,891	22,329	4,676
Deferred fuel cost	131,505	15,147	-	-
Prepayments	11,863	10,748	130	235
Other current assets	66,193	80,510	1,129	-
Total Current Assets	1,099,789	1,054,227	118,379	25,654
Deferred Debits and Other Assets				
Regulatory assets	277,550	164,417	1,151	-
Nuclear decommissioning trust funds	416,721	406,100	-	-
Diversified business property, net	111,802	669,078	923	2,941
Miscellaneous other property and investments	231,326	117,535	5,763	692
Goodwill, net	-	11,140	221,593	-
Prepaid pension costs	25,654	202,167	2,049	-
Other assets and deferred debits	109,719	153,009	(707)	3
Total Deferred Debits and Other Assets	1,172,772	1,723,446	230,772	3,636
Total Assets	$ 9,263,213	$ 6,308,787	$ 742,300	$ 29,290
CAPITALIZATION AND LIABILITIES				
Capitalization				
Common stock equity	$ 3,095,456	$ 2,072,248	$ 426,334	$ 20,587
Preferred stock of subsidiaries - not subject to mandatory redemption	59,334	33,497	-	-
Long-term debt	2,958,853	2,643,934	-	-
Total Capitalization	6,113,643	4,749,679	426,334	20,587
Current Liabilities				
Current portion of long-term debt	600,000	88,052	-	-
Accounts payable	408,583	395,814	57,321	9,683
Income taxes, net	-	-	703	1,109
Interest accrued	61,124	74,090	657	114
Dividends declared	1,482	-	-	-
Short-term obligations	-	-	-	-
Customer deposits	33,682	118,285	2,376	-
Other current liabilities	224,282	286,824	217,971	7,560
Total Current Liabilities	1,329,153	963,065	279,028	18,466
Deferred Credits and Other Liabilities				
Accumulated deferred income taxes	1,316,823	165,816	26,581	(10,525)
Accumulated deferred investment tax credits	170,302	54,387	1,693	-
Regulatory liabilities	7,494	45,542	-	-
Other liabilities and deferred credits	325,798	330,298	8,664	762
Total Deferred Credits and Other Liabilities	1,820,417	596,043	36,938	(9,763)
Total Capitalization and Liabilities	$ 9,263,213	$ 6,308,787	$ 742,300	$ 29,290

EXHIBIT F-2 (continued)

CONFIDENTIAL

Progress Energy, Inc. and Subsidiaries
Consolidating Balance Sheet

December 31, 2001
(in thousands)

	Monroe Power Company	Progress Ventures, Inc.	Progress Energy Service Co., LLC	Total Subsidiaries
ASSETS				
Utility Plant				
Electric utility plant in service	$ -	$ -	$ -	$ 19,176,021
Gas utility plant in service	-	-	-	491,903
Accumulated depreciation	-	-	-	(10,096,412)
Utility plant in service, net	-	-	-	9,571,512
Held for future use	-	-	-	15,380
Construction work in progress	-	-	-	1,065,154
Nuclear fuel, net of amortization	-	-	-	262,869
Total Utility Plant, Net	-	-	-	10,914,915
Current Assets				
Cash and cash equivalents	7,980	5,612	4,946	56,428
Accounts receivable	1,911	18,179	141,911	1,194,000
Taxes receivable	70	1,229	5,380	38,982
Inventory	4,408	3,942	-	886,747
Deferred fuel cost	-	-	-	146,652
Prepayments	113	-	13,061	36,150
Other current assets	-	5	8,320	156,157
Total Current Assets	14,482	28,967	173,618	2,515,116
Deferred Debits and Other Assets				
Regulatory assets	-	-	-	443,118
Nuclear decommissioning trust funds	-	-	-	822,821
Diversified business property, net	103,466	244,114	-	1,132,324
Miscellaneous other property and investments	-	-	155,974	511,290
Goodwill, net	-	-	-	232,733
Prepaid pension costs	-	-	-	229,870
Other assets and deferred debits	4,630	144,298	48,617	459,569
Total Deferred Debits and Other Assets	108,096	388,412	204,591	3,831,725
Total Assets	$ 122,578	$ 417,379	$ 378,209	$ 17,261,756
CAPITALIZATION AND LIABILITIES				
Capitalization				
Common stock equity	$ 117,360	$ 311,921	$ (18,994)	$ 6,024,912
Preferred stock of subsidiaries - not subject to mandatory redemption	-	-	-	92,831
Long-term debt	-	-	-	5,602,787
Total Capitalization	117,360	311,921	(18,994)	11,720,530
Current Liabilities				
Current portion of long-term debt	-	-	-	688,052
Accounts payable	3,000	11,762	150,782	1,036,945
Income taxes, net	-	-	-	1,812
Interest accrued	-	1,277	2,757	140,019
Dividends declared	-	-	-	1,482
Short-term obligations	-	-	-	-
Customer deposits	-	-	-	154,343
Other current liabilities	59	83,090	196,417	1,016,203
Total Current Liabilities	3,059	96,129	349,956	3,038,856
Deferred Credits and Other Liabilities				
Accumulated deferred income taxes	2,159	(91,372)	8,941	1,418,423
Accumulated deferred investment tax credits	-		-	226,382
Regulatory liabilities			-	53,036
Other liabilities and deferred credits		100,701	38,306	804,529
Total Deferred Credits and Other Liabilities	2,159	9,329	47,247	2,502,370
Total Capitalization and Liabilities	$ 122,578	$ 417,379	$ 378,209	$ 17,261,756

Progress Energy, Inc. and Subsidiaries
Consolidating Balance Sheet
December 31, 2001
(in thousands)

	Progress Energy, Inc.	Eliminations/ Adjustments	Consolidated Progress Energy, Inc.
ASSETS			
Utility Plant			
Electric utility plant in service	$ -	$ -	$ 19,176,021
Gas utility plant in service	-	-	491,903
Accumulated depreciation	-		(10,096,412)
Utility plant in service, net	-	-	9,571,512
Held for future use	-	-	15,380
Construction work in progress	-	-	1,065,154
Nuclear fuel, net of amortization	-	-	262,869
Total Utility Plant, Net	-	-	10,914,915
Current Assets			
Cash and cash equivalents	2,696	(4,705)	54,419
Accounts receivable	1,202,584	(1,451,831)	944,753
Taxes receivable	10,643	(17,300)	32,325
Inventory	-	-	886,747
Deferred fuel cost	-	-	146,652
Prepayments	-	-	36,150
Other current assets		70,790	226,947
Total Current Assets	1,215,923	(1,403,046)	2,327,993
Deferred Debits and Other Assets			
Regulatory assets	12,207	-	455,325
Nuclear decommissioning trust funds	-	-	822,821
Diversified business property, net	-	(59,278)	1,073,046
Miscellaneous other property and investments	6,114,569	(6,168,979)	456,880
Goodwill, net	3,447,431	10,046	3,690,210
Prepaid pension costs	257,936	1,794	489,600
Other assets and deferred debits	(254,392)	303,824	509,001
Total Deferred Debits and Other Assets	9,577,751	(5,912,593)	7,496,883
Total Assets	$ 10,793,674	$ (7,315,639)	$ 20,739,791
CAPITALIZATION AND LIABILITIES			
Capitalization			
Common stock equity	$ 6,001,075	$ (6,022,454)	$ 6,003,533
Preferred stock of subsidiaries - not subject to mandatory redemption		-	92,831
Long-term debt	3,970,292	(89,334)	9,483,745
Total Capitalization	9,971,367	(6,111,788)	15,580,109
Current Liabilities			
Current portion of long-term debt	-	-	688,052
Accounts payable	38,993	(366,032)	709,906
Income taxes, net	-	(1,812)	-
Interest accrued	82,746	(10,378)	212,387
Dividends declared	116,375	-	117,857
Short-term obligations	527,529	(450,000)	77,529
Customer deposits	-	-	154,343
Other current liabilities	26,438	(611,119)	431,522
Total Current Liabilities	792,081	(1,439,341)	2,391,596
Deferred Credits and Other Liabilities			
Accumulated deferred income taxes	(8,088)	24,171	1,434,506
Accumulated deferred investment tax credits	-	-	226,382
Regulatory liabilities	234,102	-	287,138
Other liabilities and deferred credits	(195,788)	211,319	820,060
Total Deferred Credits and Other Liabilities	30,226	235,490	2,768,086
Total Capitalization and Liabilities	$ 10,793,674	$ (7,315,639)	$ 20,739,791

EXHIBIT F-3

CONFIDENTIAL

Carolina Power & Light Company and Subsidiaries
Consolidating Income Statement
For the year ended December 31, 2001
(in thousands)

STATEMENTS OF INCOME	Carolina Power & Light Company	Powerhouse Square, LLC	Caronet, Inc.	CaroFund, Inc.	CaroFinancial, Inc.
Operating Revenues					
Electric	$ 3,343,720	$ -	$ -	$ -	$ -
Diversified businesses	-	1,188	21,168	-	-
Total Operating Revenues	3,343,720	1,188	21,168	-	-
Operating Expenses					
Fuel used in electric generation	647,263	-	-	-	-
Purchased power	353,551	-	-	-	-
Other operation and maintenance	701,703	-	-	-	-
Depreciation and amortization	521,910	-	-	-	-
Taxes other than on income	149,719	-	-	-	-
Diversified businesses	-	581	15,319	-	-
Total Operating Expenses	2,374,146	581	15,319	-	-
Operating Income	969,574	607	5,849	-	-
Other Income (Expense)					
Interest income	13,728	-	-	-	-
Impairment of investment	(7,900)	-	(148,812)	-	-
Other, net	(105,666)	(603)	(181)	(98)	8,524
Total Other Income (Expense)	(99,838)	(603)	(148,993)	(98)	8,524
Interest Charges					
Long-term debt	245,808	-	-	-	-
Other interest charges	11,333	-	-	-	-
Allowance for borrowed funds used during construction	(15,714)	-	-	-	-
Total Interest Charges, Net	241,427	-	-	-	-
Income before Income Taxes	628,309	4	(143,144)	(98)	8,524
Income Taxes	264,078	-	(43,672)	(157)	2,984
Net Income	364,231	4	(99,472)	59	5,540
Preferred Stock Dividend Requirement	2,964	-	-	-	-
Earnings for Common Stock	$ 361,267	$ 4	$ (99,472)	$ 59	$ 5,540

CONFIDENTIAL

Carolina Power & Light Company and Subsidiaries
Consolidating Income Statement

For the year ended December 31, 2001
(in thousands)

STATEMENTS OF INCOME	CaroHome, LLC	Capitan, Inc.	Eliminations	Consolidated Carolina Power & Light Company
Operating Revenues				
Electric	$ -	$ -	$ -	$ 3,343,720
Diversified businesses	-	-	(5,915)	16,441
Total Operating Revenues	-	-	(5,915)	3,360,161
Operating Expenses				
Fuel used in electric generation	-	-	-	647,263
Purchased power	-	-	-	353,551
Other operation and maintenance	-	-	-	701,703
Depreciation and amortization	-	-	-	521,910
Taxes other than on income	-	-	-	149,719
Diversified businesses	-	-	(5,915)	9,985
Total Operating Expenses	-	-	(5,915)	2,384,131
Operating Income	-	-	-	976,030
Other Income (Expense)				
Interest income	-	-	-	13,728
Impairment of investment	-	-	-	(156,712)
Other, net	(4,535)	-	98,404	(4,155)
Total Other Income (Expense)	(4,535)	-	98,404	(147,139)
Interest Charges				
Long-term debt	-	-	-	245,808
Other interest charges	-	-	-	11,333
Allowance for borrowed funds used during construction	-	-	-	(15,714)
Total Interest Charges, Net	-	-	-	241,427
Income before Income Taxes	(4,535)	-	98,404	587,464
Income Taxes	-	-	-	223,233
Net Income	(4,535)	-	98,404	364,231
Preferred Stock Dividend Requirement	-	-	-	2,964
Earnings for Common Stock	$ (4,535)	$ -	$ 98,404	$ 361,267

EXHIBIT F-4

CONFIDENTIAL

Carolina Power & Light Company and Subsidiaries
Consolidating Balance Sheet
December 31, 2001
(in thousands)

		Carolina Power & Light Company	Powerhouse Square, LLC	Caronet, Inc.	CaroFund, Inc.	CaroFinancial, Inc.
ASSETS						
Utility Plant						
Electric utility plant in service	$	12,024,291 $	- $	- $	- $	-
Accumulated depreciation		(5,958,922)	-	-	-	-
Utility plant in service, net		6,065,369	-	-	-	-
Held for future use		7,105	-	-	-	-
Construction work in progress		711,129	-	-	-	-
Nuclear fuel, net of amortization		200,332	-	-	-	-
Total Utility Plant, Net		6,983,935	-	-	-	-
Current Assets						
Cash and cash equivalents		15,018	190	683	5	34
Accounts receivable		450,862	105	3,261	-	-
Receivables from affiliated companies		4,534	-	16,611	-	-
Taxes receivable, net		12,562	-	4,552	423	6
Inventory		365,501	-	-	-	-
Deferred fuel cost		131,505	-	-	-	-
Prepayments		11,814	(35)	84	-	-
Other current assets		64,561	19	864	-	1,363
Total Current Assets		1,056,357	279	26,055	428	1,403
Deferred Debits and Other Assets						
Regulatory assets		277,550	-		-	-
Nuclear decommissioning trust funds		416,721	-		-	-
Diversified business property, net		-	8,663	104,239	-	-
Miscellaneous other property and investments		359,541	-	26,999	625	136,425
Other assets and deferred debits		134,803	4		-	-
Total Deferred Debits and Other Assets		1,188,615	8,667	131,238	625	136,425
Total Assets	$	9,228,907 $	8,946 $	157,293 $	1,053 $	137,828
CAPITALIZATION AND LIABILITIES						
Capitalization						
Common stock equity	$	3,095,456 $	1,868 $	139,154 $	1,053 $	137,828
Preferred stock of subsidiaries - not subject to mandatory redemption		59,334	-	-	-	-
Long-term debt, net		2,958,853	-	-	-	-
Total Capitalization		6,113,643	1,868	139,154	1,053	137,828
Current Liabilities						
Current portion of long-term debt		600,000	-	-	-	-
Accounts payable		295,939	-	4,890	-	-
Payables to affiliated companies		124,478	(15)	15,106	-	-
Interest accrued		61,124	-	-	-	-
Other current liabilities		208,026	17	983	-	-
Total Current Liabilities		1,289,567	2	20,979	-	-
Deferred Credits and Other Liabilities						
Accumulated deferred income taxes		1,351,112	-	(34,289)	-	-
Accumulated deferred investment tax credits		170,302	-	-	-	-
Regulatory liabilities		7,494	-	-	-	-
Other liabilities and deferred credits		296,789	7,076	31,449	-	-
Total Deferred Credits and Other Liabilities		1,825,697	7,076	(2,840)	-	-
Total Capitalization and Liabilities	$	9,228,907 $	8,946 $	157,293 $	1,053 $	137,828

Carolina Power & Light Company and Subsidiaries
Consolidating Balance Sheet
December 31, 2001
(in thousands)

	CaroHome, LLC	Capitan, Inc.	Eliminations	Consolidated Carolina Power & Light Company
ASSETS				
Utility Plant				
Electric utility plant in service	$ -	$ -	$ -	$ 12,024,291
Accumulated depreciation	-	-	6,716	(5,952,206)
Utility plant in service, net	-	-	6,716	6,072,085
Held for future use	-	-	-	7,105
Construction work in progress	-	-	-	711,129
Nuclear fuel, net of amortization	-	-	-	200,332
Total Utility Plant, Net	-	-	6,716	6,990,651
Current Assets				
Cash and cash equivalents	5,315	5	-	21,250
Accounts receivable	-	-	-	454,228
Receivables from affiliated companies	-	-	10,562	31,707
Taxes receivable, net	-	-	-	17,543
Inventory	-	-	-	365,501
Deferred fuel cost	-	-	-	131,505
Prepayments	-	-	-	11,863
Other current assets	750	-	(1,364)	66,193
Total Current Assets	6,065	5	9,198	1,099,790
Deferred Debits and Other Assets				
Regulatory assets	-	-	-	277,550
Nuclear decommissioning trust funds	-	-	-	416,721
Diversified business property, net	-	-	(1,100)	111,802
Miscellaneous other property and investments	50,009	68	(342,342)	231,325
Other assets and deferred debits	566	-	-	135,373
Total Deferred Debits and Other Assets	50,575	68	(343,442)	1,172,771
Total Assets	$ 56,640	$ 73	$ (327,528)	$ 9,263,212
CAPITALIZATION AND LIABILITIES				
Capitalization				
Common stock equity	$ 55,650	$ 73	$ (335,626)	$ 3,095,456
Preferred stock of subsidiaries - not subject to mandatory redemption	-	-	-	59,334
Long-term debt, net	-	-	-	2,958,853
Total Capitalization	55,650	73	(335,626)	6,113,643
Current Liabilities				
Current portion of long-term debt	-	-	-	600,000
Accounts payable	-	-	-	300,829
Payables to affiliated companies	240	-	17,614	157,423
Interest accrued	-	-	-	61,124
Other current liabilities	750	-	-	209,776
Total Current Liabilities	990	-	17,614	1,329,152
Deferred Credits and Other Liabilities				
Accumulated deferred income taxes	-	-	-	1,316,823
Accumulated deferred investment tax credits	-	-	-	170,302
Regulatory liabilities	-	-	-	7,494
Other liabilities and deferred credits	-	-	(9,516)	325,798
Total Deferred Credits and Other Liabilities	-	-	(9,516)	1,820,417
Total Capitalization and Liabilities	$ 56,640	$ 73	$ (327,528)	$ 9,263,212

EXHIBIT F-5

CONFIDENTIAL

Florida Progress Corporation and Subsidiaries
Consolidating Income Statement
For the year ended December 31, 2001
(in thousands)

STATEMENTS OF INCOME	Florida Progress Corporation	Florida Power Corporation	Progress Capital Holdings, Inc.	FPC Del, Inc.
Operating Revenues				
Electric	$ -	$ 3,212,841	$ -	$ -
Diversified businesses	-	-	1,684,309	-
Total Operating Revenues	-	3,212,841	1,684,309	-
Operating Expenses				
Fuel used in electric generation	-	912,735	-	-
Purchased power	-	514,528	-	-
Energy conservation costs	-	61,673	-	-
Other operation and maintenance	-	425,471	-	-
Depreciation and amortization	-	452,972	-	-
Taxes other than on income	-	230,169	-	-
Diversified businesses	(1,140)	-	1,988,815	7
Total Operating Expenses	(1,140)	2,597,548	1,988,815	7
Operating Income	1,140	615,293	(304,506)	(7)
Other Income (Expense)				
Interest income	-	2,872	-	-
Other, net	246,996	(12,292)	(39,772)	-
Total Other Income (Expense)	246,996	(9,420)	(39,772)	-
Interest Charges				
Long-term debt	-	100,377	50,316	-
Other interest charges	-	14,417	-	-
Allowance for borrowed funds used during construction	-	(1,087)	-	-
Total Interest Charges, Net	-	113,707	50,316	-
Income before Income Taxes	248,136	492,166	(394,594)	(7)
Income Taxes (Benefit)	3,581	182,590	(354,208)	-
Income from Continuing Operations	244,555	309,576	(40,386)	(7)
Discontinued Operations, net of tax				
Income from discontinued operations	-	-	2,682	-
Net loss on disposal of discontinued operations	-	-	(23,734)	-
Net Income	$ 244,555	$ 309,576	$ (61,438)	$ (7)

CONFIDENTIAL

EXHIBIT F-5 (continued)

Florida Progress Corporation and Subsidiaries
Consolidating Income Statement
For the year ended December 31, 2001
(in thousands)

STATEMENTS OF INCOME	Florida Progress Funding Corporation	Eliminations	Consolidated Florida Progress Corporation
Operating Revenues			
Electric	$ -	$ -	$ 3,212,841
Diversified businesses	-	(306,031)	1,378,278
Total Operating Revenues	-	(306,031)	4,591,119
Operating Expenses			
Fuel used in electric generation	-	-	912,735
Purchased power	-	-	514,528
Energy conservation costs	-	-	61,673
Other operation and maintenance	-	-	425,471
Depreciation and amortization	-	-	452,972
Taxes other than on income	-	-	230,169
Diversified businesses	-	(297,609)	1,690,073
Total Operating Expenses	-	(297,609)	4,287,621
Operating Income	-	(8,422)	303,498
Other Income (Expense)			
Interest income	-	-	2,872
Other, net	21,272	(244,586)	(28,382)
Total Other Income (Expense)	21,272	(244,586)	(25,510)
Interest Charges			
Long-term debt	-	-	150,693
Other interest charges	21,301	-	35,718
Allowance for borrowed funds used during construction	-	-	(1,087)
Total Interest Charges, Net	21,301	-	185,324
Income before Income Taxes	(29)	(253,008)	92,664
Income Taxes (Benefit)	(10)	(4,672)	(172,719)
Income from Continuing Operations	(19)	(248,336)	265,383
Discontinued Operations, net of tax			
Income from discontinued operations	-	-	2,682
Net loss on disposal of discontinued operations	-	-	(23,734)
Net Income	$ (19)	$ (248,336)	$ 244,331

Florida Progress Corporation and Subsidiaries
Consolidating Balance Sheet
December 31, 2001
(in thousands)

	Florida Progress Corporation	Florida Power Corporation	Progress Capital Holdings, Inc.	FPC Del, Inc.
ASSETS				
Utility Plant				
Electric utility plant in service	$ -	$ 7,151,729	$ -	$ -
Accumulated depreciation	-	(3,984,308)	-	-
Utility plant in service, net	-	3,167,421	-	-
Held for future use	-	8,274	-	-
Construction work in progress	-	292,883	-	-
Nuclear fuel, net of amortization	-	62,536	-	-
Total Utility Plant, Net	-	3,531,114	-	-
Current Assets				
Cash and cash equivalents	17	-	10,491	3
Accounts receivable, net	-	248,642	171,476	-
Accounts receivable - affiliates	122,783	16,424	36,153	-
Taxes receivable	9,470	(1,768)	6,062	10
Deferred income taxes	-	32,325	-	-
Inventory	-	188,630	297,261	-
Deferred fuel cost	-	15,147	-	-
Intercompany interest receivable	-		416	-
Prepayments	7	4,345	6,396	-
Other current assets	8,905	-	39,280	-
Total Current Assets	141,182	503,745	567,535	13
Deferred Debits and Other Assets				
Income taxes recoverable through future rates	-	27,610	-	-
Deferred purchased power contract termination costs	-	95,326	-	-
Unamortized debt expense	-	11,844	9,177	-
Nuclear decommissioning trust funds	-	406,100	-	-
Diversified business property, net	30	-	671,572	-
Miscellaneous other property and investments	31,089	46,442	40,004	-
Advances to consolidated affiliates	-	-	-	-
Investment in consolidated affiliates	2,116,473	-	-	-
Goodwill, net	-	-	11,139	-
Other assets and deferred debits	-	254,414	121,227	-
Total Deferred Debits and Other Assets	2,147,592	841,736	853,119	-
Total Assets	$ 2,288,774	$ 4,876,595	$ 1,420,654	$ 13
CAPITALIZATION AND LIABILITIES				
Capitalization				
Common stock equity	$ 1,409,031	$ 1,081,257	$ 308,035	$ 71
Retained earnings	667,749	950,387	(220,182)	(58)
Accumulated other comprehensive loss	(2,985)	-	(2,985)	
Preferred stock of subsidiaries- not subject to mandatory redemption	-	33,497	-	
Long-term debt, net	-	1,619,280	1,024,654	-
Total Capitalization	2,073,795	3,684,421	1,109,522	13
Current Liabilities				
Current portion of long-term debt	-	32,000	56,053	-
Accounts payable	5,884	143,828	141,139	-
Accounts payable affiliates	68,716	189,817	7,425	
Interest acrued	2,391	54,439	17,678	-
Advances from parent	125,914	(119,798)	141,495	-
Customer deposits	-	118,285	-	
Other current liabilities	79	66,980	69,917	-
Total Current Liabilities	202,984	485,551	433,707	-
Deferred Credits and Other Liabilities				
Accumulated deferred income taxes	(10,632)	394,828	(218,380)	-
Accumulated deferred investment tax credits	-	53,875	512	-
Other liabilities and deferred credits	22,627	257,920	95,293	-
Total Deferred Credits and Other Liabilities	11,995	706,623	(122,575)	-
Total Capitalization and Liabilities	$ 2,288,774	$ 4,876,595	$ 1,420,654	$ 13

CONFIDENTIAL

Florida Progress Corporation and Subsidiaries
Consolidating Balance Sheet
December 31, 2001
(in thousands)

	Florida Progress Funding Corporation	Eliminations	Consolidated Florida Progress Corporation
ASSETS			
Utility Plant			
Electric utility plant in service	$ -	$ -	$ 7,151,729
Accumulated depreciation	-	-	(3,984,308)
Utility plant in service, net	-	-	3,167,421
Held for future use	-	-	8,274
Construction work in progress	-	-	292,883
Nuclear fuel, net of amortization	-	-	62,536
Total Utility Plant, Net	-	-	3,531,114
Current Assets			
Cash and cash equivalents	17	(5,327)	5,201
Accounts receivable, net	-	-	*420,118*
Accounts receivable - affiliates	21	(153,530)	21,851
Taxes receivable	10	977	14,761
Deferred income taxes	-	-	32,325
Inventory	-	-	485,891
Deferred fuel cost	-	-	15,147
Intercompany interest receivable	2,663	(3,079)	-
Prepayments	-	0	10748
Other current assets	-	(1)	48,184
Total Current Assets	2,711	(160,960)	1,054,226
Deferred Debits and Other Assets			
Income taxes recoverable through future rates	-	-	27,610
Deferred purchased power contract termination costs	-	-	95,326
Unamortized debt expense	-	-	21,021
Nuclear decommissioning trust funds	-	-	406,100
Diversified business property, net	-	(2,524)	669,078
Miscellaneous other property and investments	-	-	117,535
Advances to consolidated affiliates	300,000	(300,000)	-
Investment in consolidated affiliates	-	(2,116,473)	-
Goodwill, net	-	-	11,139
Other assets and deferred debits	-	-	375,641
Total Deferred Debits and Other Assets	300,000	(2,418,997)	1,723,450
Total Assets	$ 302,711	$ (2,579,957)	$ 6,308,790
CAPITALIZATION AND LIABILITIES			
Capitalization			
Common stock equity	$ 1	$ (1,389,361)	$ 1,409,034
Retained earnings	(50)	(731,645)	666,201
Accumulated other comprehensive loss	-	2,985	(2,985)
Preferred stock of subsidiaries- not subject to mandatory redemption	300,000	(300,000)	33,497
Long-term debt, net	-	-	2,643,934
Total Capitalization	299,951	(2,418,021)	4,749,681
Current Liabilities			
Current portion of long-term debt	-	-	88,053
Accounts payable	-	(5,327)	285,524
Accounts payable affiliates	-	(155,668)	110,290
Interest acrued	2,663	(3,080)	74,091
Advances from parent	97	(125)	147,583
Customer deposits			118,285
Other current liabilities		2,264	139,240
Total Current Liabilities	2,760	(161,936)	963,066
Deferred Credits and Other Liabilities			
Accumulated deferred income taxes	-	-	165,816
Accumulated deferred investment tax credits	-	-	54,387
Other liabilities and deferred credits	-	-	375,840
Total Deferred Credits and Other Liabilities	-	-	596,043
Total Capitalization and Liabilities	$ 302,711	$ (2,579,957)	$ 6,308,790

DeSoto County Generating Co., LLC
Balance Sheet
For the Twelve Months Ending December 31, 2001

Account	Description	12/31/01
	ASSETS	
	Current Assets	
	Cash	
10000	Cash - Operating (Wachovia)	$441,521.61
	Total Cash	441,521.61
	Total Current Assets	**441,521.61**
	Fixed Assets	
	Property, Plant & Equipment	
	Land	
14000	Land - Other	1,163,839.00
	Total Land	1,163,839.00
	Plant & Equipment	
14100	Construction in Progress, Non-Project Controller	49,962.16
14110	Construction in Progress, Project Controller	102,380,696.10
	Total Plant & Equipment	102,430,658.26
	Total Property, Plant & Equipment	103,594,497.26
	Total Fixed Assets	**103,594,497.26**
	Other Assets	
	Intangible Assets	
16195	Intangible Assets - Other	13,804,365.64
	Total Intangible Assets	13,804,365.64
	Net Intangible Assets	13,804,365.64
	Total Other Assets	**13,804,365.64**
	TOTAL ASSETS	**117,840,384.51**

DeSoto County Generating Co., LLC
Balance Sheet
For the Twelve Months Ending December 31, 2001

		12/31/01
	LIABILITIES & EQUITY	
	Liabilities	
	Current Liabilities	
	Accounts Payable	
	Accounts Payable - I/C Progress Energy Subs:	
20200	Accounts Payable - I/C CP&L	96,630.77
	Total Accounts Payable - I/C Progress Energy Subs	*96,630.77*
	Total Accounts Payable	96,630.77
	Other Current Liabilities	
	Accrued Taxes	
22150	Sales & Use Tax	32.66
	Total Accrued Taxes	32.66
	Accrued Liabilities	
	Accrued Liabilities - Third Party:	
22410	Accrued Payables - Trade	603,000.00
22510	Accrued Retainage	2,706,391.90
	Total Accrued Liabilities - Third Party:	3,309,391.90
	Total Accrued Liabilities	3,309,391.90
	Total Other Current Liabilities	**3,309,424.56**
	Total Current Liabilities	**3,406,055.33**
	Total Liabilities	**3,406,055.33**
	Equity	
24200	Member's Capital	114,434,404.06
(40000 TO 99999)	Net Income	(74.88)
	Total Equity	**114,434,329.18**
	TOTAL LIABILITIES & EQUITY	**117,840,384.51**

Effingham County Power, LLC
Balance Sheet
For the Twelve Months Ending December 31, 2001

		12/31/01
	ASSETS	
	Current Assets	
	Cash	
10000	Cash - Operating (Wachovia)	$560,757.47
	Total Cash	560,757.47
	Total Current Assets	**560,757.47**
	Fixed Assets	
	Property, Plant & Equipment	
	Land	
14000	Land - Other	1,643,575.00
	Total Land	1,643,575.00
	Plant & Equipment	
14100	Construction in Progress, Non-Project Controller	48,324,014.32
14110	Construction in Progress, Project Controller	71,064,422.93
	Total Plant & Equipment	119,388,437.25
	Total Property, Plant & Equipment	121,032,012.25
	Total Fixed Assets	**121,032,012.25**
	Other Assets	
	Due to/From Affiliates	
19000	Due to/from Progress Energy Ventures, Inc.	(1,305.78)
	Total Due to/from Affiliates	(1,305.78)
	Total Other Assets	**(1,305.78)**
	TOTAL ASSETS	**121,591,463.94**
		===========

Effingham County Power, LLC
Balance Sheet
For the Twelve Months Ending December 31, 2001

		12/31/01
	LIABILITIES & EQUITY	
	Liabilities	
	Current Liabilities	
	Accounts Payable	
	Accounts Payable - I/C Progress Energy Subs:	
20200	Accounts Payable - I/C CP&L	73,729.57
	Total Accounts Payable - I/C Progress Energy Subs	*73,729.57*
	Total Accounts Payable	73,729.57
	Other Current Liabilities	
	Accrued Taxes	
22150	Sales & Use Tax	31.26
	Total Accrued Taxes	31.26
	Accrued Liabilities	
	Accrued Liabilities - Third Party:	
22410	Accrued Payables - Trade	15,110,619.20
	Total Accrued Liabilities - Third Party:	15,110,619.20
	Total Accrued Liabilities	15,110,619.20
	Total Other Current Liabilities	**15,110,650.46**
	Total Current Liabilities	**15,184,380.03**
	Total Liabilities	**15,184,380.03**
	Equity	
24200	Member's Capital	106,407,083.91
	Total Equity	**106,407,083.91**
	TOTAL LIABILITIES & EQUITY	**121,591,463.94**

Monroe Power Company
Balance Sheet
For the Twelve Months Ending December 31, 2001

		12/31/01
	ASSETS	
	Current Assets	
	Cash	
10000	Cash - Operating (Wachovia)	$1,639,101.06
10010	Cash - Investment	6,341,374.12
	Total Cash	7,980,475.18
	Accounts Receivable	
11000	A/R Trade - General	1,224,750.00
	Accounts Receivable - I/C Progress Energy Subs:	
11100	Income Tax Receivable - Progress Energy, Inc.	77,799.70
11320	A/R - I/C Intercompany CP&L	686,028.09
	Total Accounts Receivable - I/C Progress Energy Subs:	*763,827.79*
	Total Accounts Receivable	1,988,577.79
	Other Current Assets	
	Inventory:	
12001	Emissions Allow Inven	1,720.00
12100	Fuel Stock	404,477.44
12110	Spare Parts	4,002,281.65
	Total Inventory	4,408,479.09
	Prepaids:	
13010	Prepaid Insurance	27,659.00
13000	Prepaid - Other	85,433.54
	Total Prepaids	113,092.54
	Total Other Current Assets	4,521,571.63

Monroe Power Company
Balance Sheet
For the Twelve Months Ending December 31, 2001

Account	Description	12/31/01
	Total Current Assets	**14,490,624.60**
	Fixed Assets	
	Property, Plant & Equipment	
	Land	
14001	Land - Effingham Co. Project	30,000.00
14000	Land - Other	1,038,555.14
	Total Land	1,068,555.14
	Plant & Equipment	
14200	Plant	108,512,371.63
	Total Plant & Equipment	108,512,371.63
	Total Property, Plant & Equipment	109,580,926.77
	Accumulated Depreciation	
15200	Accumulated Depreciation - Plant	(6,114,684.54)
	Total Accumulated Depreciation	(6,114,684.54)
	Total Fixed Assets	**103,466,242.23**
	Other Assets	
	Intangible Assets	
16000	Transco Pipeline Access License	1,774,928.98
16100	GA Power Switchyard Access License	3,192,477.00
	Total Intangible Assets	4,967,405.98
	Accumulated Amortization	
16200	Accumulated Amortization - General	(337,981.83)
	Total Accumulated Amortization	(337,981.83)
	Net Intangible Assets	4,629,424.15

 CONFIDENTIAL TREATMENT

Monroe Power Company
Balance Sheet
For the Twelve Months Ending December 31, 2001

		12/31/01
17200	Other Assets	218.14
	Total Other Assets	**4,629,642.29**

	TOTAL ASSETS	**122,586,509.12**
		===========
	LIABILITIES & EQUITY	
	Liabilities	
	Current Liabilities	
	Accounts Payable	
	Accounts Payable - Third Party:	
20000	Accounts Payable - Trade	0.10

	Total Accounts Payable - Third Party:	0.10

	Accounts Payable - I/C Progress Energy Subs:	
20200	Accounts Payable - I/C CP&L	211,559.75
20210	Accounts Payable - I/C Service Company	2,448,175.36

	Total Accounts Payable - I/C Progress Energy Subs	*2,659,735.11*

	Total Accounts Payable	2,659,735.21
	Other Current Liabilities	
	Accrued Taxes	
22100	Current Tax Liability	8,277.20
22150	Sales & Use Tax	59,475.71

	Total Accrued Taxes	67,752.91
	Accrued Liabilities	
	Accrued Liabilities - Third Party:	
22410	Accrued Payables - Trade	340,376.06

Monroe Power Company
Balance Sheet
For the Twelve Months Ending December 31, 2001

		12/31/01
	Total Accrued Liabilities - Third Party:	340,376.06
	Total Accrued Liabilities	340,376.06
	Total Other Current Liabilities	**408,128.97**
	Total Current Liabilities	**3,067,864.18**
	Long-Term Liabilities	
	Long-Term Liabilities - Third Party:	
23200	Deferred Tax Liability	2,158,042.52
	Total Long-Term Liabilities - Third Party:	2,158,042.52
	Total Long-Term Liabilities	**2,158,042.52**
	Total Liabilities	**5,225,906.70**
	Equity	
24000	Common Stock, $1 par - 100 shares	1.00
24100	Additional Paid In Capital	110,238,252.00
24600	Retained Earnings	2,868,750.04
(40000 TO 99999)	Net Income	4,253,599.38
	Total Equity	**117,360,602.42**
	TOTAL LIABILITIES & EQUITY	**122,586,509.12**